1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 11, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) RENEWAL OF NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AND THE ORIGINAL FINANCIAL SERVICES AGREEMENT AND (2) NOTICE OF 2012 THIRD EXTRAORDINARY GENERAL MEETING

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

招商證券(香港)有限公司

CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Tuesday, 27 November 2012 is set out at page 56 to page 59 of this circular.

A reply slip and a proxy form for use at the EGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the EGM shall complete and return the reply slip in accordance with the instructions printed thereon before Tuesday, 6 November 2012. Shareholders who intend to appoint a proxy to attend the EGM are requested to complete the proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the EGM or any adjournment if you so wish.

* *For identification purpose only*

12 October 2012

CONTENTS

Page

Definitions 1

Letter from The Board 6

Letter from The Independent Board Committee 31

Letter from China Merchants Securities 33

Appendix – General Information 51

Notice of 2012 Third Extraordinary General Meeting 56

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in RMB and which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"Articles of Association"	the Articles of Association of the Company;
"associate"	has the same meaning as defined in the Hong Kong Listing Rules;
"Board"	the board of Directors;
"CAD"	China Aluminum Development Limited* (中鋁置業發展有限公司), a company established in the PRC with limited liability and a wholly-owned subsidiary of Chinalco as at the Latest Practicable Date;
"CBRC"	China Banking Regulatory Commission;
"Chalco Southwest Aluminum Cold Rolling"	Chalco Southwest Aluminum Cold Rolling Company Limited (中鋁西南鋁冷連軋板帶有限公司), a limited liability company established in the PRC and a wholly-owned subsidiary of the Company as at the Latest Practicable Date;
"Chalco SW Aluminum"	Chalco Southwest Aluminum Co., Ltd. (中鋁西南鋁板帶有限公司), a limited liability company established in the PRC, which is held as to 60% by the Company and as to 40% by Xinan Aluminum as at the Latest Practicable Date;

"China Merchants Securities"	China Merchants Securities (HK) Co., Limited, a corporation licensed to carry on type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) of the regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the renewal of the Non-Exempt Continuing Connected Transactions and the Original Financial Services Agreement;
"Chinalco"	Aluminum Corporation of China* (中國鋁業公司), the controlling Shareholder;
"Chinalco Finance"	Chinalco Finance Co., Ltd. (中鋁財務有限責任公司), a limited liability company incorporated in the PRC, which is held as to 100% by Chinalco as at the Latest Practicable Date and is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Contractual Price"	the price to be agreed between the relevant parties on normal commercial terms for the provision of the relevant products and services, which shall be the reasonable costs incurred in providing the same plus reasonable profits to be determined with reference to the prevailing market prices at the relevant time;
"Director(s)"	the director(s) of the Company;

"EGM"	the 2012 third extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Tuesday, 27 November 2012;
"Existing Continuing Connected Transactions"	the existing continuing connected transactions which have been and will continue to be entered into between the Group as a party and Chinalco, CAD or Xinan Aluminum (as the case may be) as the other party, the details of which are set out in the announcement of the Company dated 24 August 2012;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the renewal of the Non-Exempt Continuing Connected Transactions and the Original Financial Services Agreement;
"Independent Shareholder(s)"	the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the EGM to approve the renewal of the Non-Exempt Continuing Connected Transactions and the Original Financial Services Agreement;

"Latest Practicable Date"	9 October 2012, being the latest practicable date in ascertain information for inclusion in this circular before despatching the circular to the Shareholders;
"Non-Exempt Continuing Connected Transactions"	(i) the expenditure and revenue transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services; (ii) the expenditure transactions of Provision of Engineering, Construction and Supervisory Services Agreement; and (iii) the expenditure and revenue transactions of Xinan Aluminum Mutual Provision of Products and Services Framework Agreement, all of which are subject to the requirement of Independent Shareholders' approval under the Hong Kong Listing Rules;
"Original Financial Services Agreement"	the financial services agreement entered into between the Company and Chinalco Finance on 26 August 2011, which expired on 25 August 2012 and was renewed by the Renewed Financial Services Agreement;
"PBOC"	the People's Bank of China, the central bank of the PRC;
"PRC"	the People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region and the Taiwan region;
"Renewed Financial Services Agreement"	the financial services agreement entered into between the Company and Chinalco Finance on 24 August 2012;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Shares and H Shares;
"Shareholder(s)"	A Shareholders and H Shareholders;

"Xinan Aluminum"	Xinan Aluminum (Group) Co., Ltd. (西南鋁業 (集團) 有限責任公司), a limited liability company established in the PRC, which is an integrated large-scale aluminum fabrication enterprise specializes in the production of various aluminum fabrication products, in which Chinalco held 49.96% equity interests as at the Latest Practicable Date; and
"%"	per cent.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Xiong Weiping
Mr. Luo Jianchuan
Mr. Liu Caiming
Mr. Liu Xiangmin

Non-executive Directors:
Mr. Shi Chungui
Mr. Lv Youqing

Independent non-executive Directors:
Mr. Zhang Zhuoyuan
Mr. Wang Mengkui
Mr. Zhu Demiao

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

12 October 2012

To the Shareholders

Dear Sir or Madam,

RENEWAL OF NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AND THE ORIGINAL FINANCIAL SERVICES AGREEMENT

I. INTRODUCTION

Reference is made to the announcements of the Company dated 24 August 2012 in relation to the renewal of the Existing Continuing Connected Transactions and the Original Financial Services Agreement.

* *For identification purpose only*

The purpose of this circular is to (i) provide you with information regarding the Non-Exempt Continuing Connected Transactions and the Renewed Financial Services Agreement in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the EGM; and (ii) to set out the letter of advice from the Independent Board Committee and the recommendation from China Merchants Securities on the renewal of the Non-Exempt Continuing Connected Transactions and the Original Financial Services Agreement.

II. RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

1. The Non-Exempt Continuing Connected Transactions

The Company has, since its establishment, entered into and will continue to enter into continuing connected transactions with Chinalco and its associates. As the Existing Continuing Connected Transactions will expire on 31 December 2012, the Company proposed to renew the agreements relating to the Existing Continuing Connected Transactions and to continue with the Existing Continuing Connected Transactions for the next three-year period from 1 January 2013 to 31 December 2015.

Among the Existing Continuing Connected Transactions, the Non-Exempt Continuing Connected Transactions, namely, (i) the expenditure and revenue transactions of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; (ii) the expenditure transactions of the Provision of Engineering, Construction and Supervisory Services Agreement; and (iii) the expenditure and revenue transactions of Xinan Aluminum Mutual Provision of Products and Services Framework Agreement, are subject to the Independent Shareholders' approval under the Hong Kong Listing Rules. A summary of the principal terms and conditions of the Non-Exempt Continuing Connected Transactions are set out below:

(i) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of the initial agreement:	5 November 2001
Date of the most recent supplementary agreement:	30 November 2009
Parties:	Chinalco as both provider and recipient the Company as both provider and recipient

Existing term: Pursuant to the supplementary agreement entered into in 2009, the term was renewed for three years from 1 January 2010, expiring on 31 December 2012

Nature of transaction:

(a) Supplies and Ancillary Services Provided by Chinalco to the Company:

(i) *Supplies:* carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

(ii) *Storage and transportation services:* vehicle transportation, loading, railway transportation and other relevant or similar services; and

(iii) *Ancillary production services:* communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(b) Supplies and Ancillary Services Provided by the Company to Chinalco:

(i) *Products:* aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies; and

(ii) *Supporting services and ancillary production services:* water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination:	The services will be provided: (i) according to state-prescribed price; (ii) if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (iv) if none of the above is applicable, then according to the Contractual Price.

(ii) Provision of Engineering, Construction and Supervisory Services Agreement

Date of the initial agreement:	5 November 2001
Date of the most recent supplementary agreement:	30 November 2009
Parties:	Chinalco as both provider and recipient the Company as both recipient and provider
Existing term:	Pursuant to the supplementary agreement entered into in 2009, the term was renewed for three years from 1 January 2010, expiring on 31 December 2012
Nature of transaction:	Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations Services provided by the Company to Chinalco: engineering design services (Note: As only a comparatively small amount of services are provided by the Company to Chinalco on an annual basis pursuant to this agreement, such transactions are de minimus and no annual cap is required to be provided)
Price determination:	Services are provided according to government guidance price; and if none, the market price

(iii) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement

Date of the initial agreement:	20 October 2008
Date of renewal agreement:	30 November 2009
Parties:	Xinan Aluminum as both provider and recipient the Company as both provider and recipient
Existing term:	Pursuant to the renewal agreement entered into on 30 November 2009, the term was renewed for three years from 1 January 2010, expiring on 31 December 2012
Nature of transaction:	(i) Sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum, such products include, among other things, primary aluminum and aluminum alloy ingots; (ii) Purchase of products and services by Chalco SW Aluminum, from Xinan Aluminum, such products and services include, among other things, aluminum alloy ingots, provision of equipment, water, electricity and gas, provision of maintenance and repair services, provision of loading and unloading, transportation and storage services; (iii) Sale of products by Chalco SW Aluminum to Xinan Aluminum, such products include, among other things, aluminum alloy sheets or rolls and aluminum fabrication scraps; and (iv) Purchase of products by China Aluminum International Trading Co., Ltd. * (中鋁國際貿易有限公司), a subsidiary of the Company, from Xinan Aluminum, such products mainly include aluminum fabrication products.

Price determination:	The services will be provided: (i) according to state-prescribed price; (ii) if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (iv) if none of the above is applicable, then according to the Contractual Price.

The Company will sign the supplemental agreements for the respective Non-Exempt Continuing Connected Transactions in due course after obtaining the Independent Shareholders' approval in the EGM and in any event not later than 31 December 2012.

The payment term set out in the supplemental agreements in relation to the renewal of the Non-Exempt Continuing Connected Transactions will be as follows:

(i) In respect of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement, payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.

(ii) In respect of the Provision of Engineering, Construction and Supervisory Services Agreement, the payment shall generally be made (a) as to 10 to 20% of the contract price before the provision of the relevant service, up to a maximum of 70% of the contract price during the provision of the relevant service and as to the remaining 10 to 20% of the contract price upon successful provision of the relevant service; (b) in accordance with the prevailing market practice; or (c) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favorable than those under the comparable transactions between the Company and independent third parties.

In respect of the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement, it is proposed that the nature of transactions to be entered into between the Company and Xinan Aluminum be revised as set out below. At the time of entering into the initial agreement dated 20 October 2008, Xinan Aluminum was a connected person by virtue of its shareholding in a subsidiary of the Company (i.e. its 40% equity interests in Chalco SW Aluminum, a subsidiary of the Company). In December 2011, Chinalco acquired 32.15% of Xinan Aluminum, thus increasing its shareholding in the equity of Xinan Aluminum to 49.96%. Accordingly, Xinan Aluminum

became an associate of Chinalco and Chalco SW Aluminum also became a connected subsidiary of the Company (details set on in the announcement and the circular of the Company dated 27 April 2012 and 14 May 2012, respectively). As both Xinan Aluminum and Chalco SW Aluminum have become connected persons of the Company, it is proposed that the transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement be renewed and extended to include the following transactions:

(i) Sales of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum. Such products include, among others, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps;

(ii) Sales of products or services by Xinan Aluminum to the Company. Such products and services include: aluminum alloy ingots, aluminum fabrication products; ancillary materials, spare parts, relevant equipment and provision of water, electricity and gas; construction and repair services; loading and unloading, transportation and storage services; and social and logistics services;

(iii) Sales of products by the Company and its branches and relevant subsidiaries to Chalco SW Aluminum. Such products include, among others, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps; and

(iv) Sales of products by Chalco SW Aluminum to the Company. Such products include, among others, aluminum alloy sheets or rolls and aluminum processing scraps.

Save as disclosed above, the other terms of the Non-Exempt Continuing Connected Transactions remain unchanged pursuant to the supplemental agreements in relation to the renewal of the Non-Exempt Continuing Connected Transactions.

2. Historical Amounts of the Non-Exempt Continuing Connected Transactions

Set out below are the actual amounts, the annual caps and the utilization rates of each of the Non-Exempt Continuing Connected Transactions for the two previous financial years ended 31 December 2011, the actual amounts of the Non-Exempt Continuing Connected Transactions for the six months ended 30 June 2012 as well as the estimated annual amounts and estimated utilization rates of the Non-Exempt Continuing Connected Transactions for the financial year ending 31 December 2012:

	As at 31 December 2010			As at 31 December 2011			For the six months ended 30 June 2012	For the year ending 31 December 2012		
	Actual amounts	Annual Caps	Utilization Rates	Actual amounts	Annual Caps	Utilization Rates	Actual amounts	Estimated amounts	Annual Caps	Estimated Utilization Rates
					(RMB million)					
Expenditure Transactions:										
(i) General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	4,384	4,450	98.52%	1,752	4,900	35.76%	1,201	2,674	5,200	51.42%
(ii) Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	3,503	13,500	25.95%	3,260	14,900	21.88%	1,200	2,542	16,400	15.50%
(iii) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (Counterparty: Xinan Aluminum)	2,473	4,200	58.88%	2,195	4,800	45.73%	1,601	3,401	6,300	53.98%
Revenue Transactions:										
(i) General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	6,402	9,500	67.39%	5,942	10,500	56.59%	1,731	3,983	11,500	34.63%
(ii) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (Counterparty: Xinan Aluminum)	4,453	8,000	55.66%	4,850	8,500	57.06%	2,543	5,381	9,000	59.79%

When determining the annual caps for the previous three years in 2009, the Company based on the general expectation that there would be a quick recovery in the global economy and a rapid growth in the PRC economy. However, in 2010, while global economy was still recovering from the financial crisis, European debt crisis emerged. For the two financial years ended 31 December 2011, the actual amounts of all Non-Exempt Connected Transactions were, and for the financial year ending 31 December 2012 are expected to be below the relevant annual caps, primarily due to the fact that the development of the world economy, especially the economy of China, was far below the Company's expectation during the period from 2010 to 2012. The global financial crisis in 2008 and the European debt crisis had a huge impact on the global economy and caused a slump in aluminum products price. The Company had to bring down costs and increase

efficiency, reduce the purchase costs, limit and reduce production and clamp down capital investments of all kinds, resulting in a decrease in the utilization rates of the Non-Exempt Continuing Connected Transactions.

For the expenditure transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the significant decrease in the amount of transactions for the two financial years ended 31 December 2011 is primarily due to the decrease in the aluminum alloy ingots purchased by the Company from Chinalco.

For the expenditure transactions of Provision of Engineering, Construction and Supervisory Services Agreement, the abovementioned clamp down capital investments of all kinds led to a dramatic decrease in the amount of the transactions.

As the price of the aluminum products kept falling and the amount of transactions continued to decrease, the actual amount of the expenditure and revenue transactions of Xinan Aluminum Mutual Provision of Products and Services Framework Agreement as well as the revenue transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services are below the relevant annual caps.

3. Proposed Annual Caps for the Non-Exempt Continuing Connected Transactions and the Reasons thereof

Set out below are the proposed annual caps of Non-Exempt Continuing Connected Transactions for the three years ending 31 December 2015:

	Proposed annual caps for the year ending 31 December				
	2013	2014		2015	
(RMB million)	Proposed annual caps	Proposed annual caps	Increment as compared to 2013	Proposed annual caps	Increment as compared to 2014
Expenditure Transactions:					
(i) General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	3,500	4,000	14.29%	4,500	12.50%
(ii) Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	12,500	13,000	4.00%	15,000	15.38%

(RMB million)	2013 Proposed annual caps	2014 Proposed annual caps	2014 Increment as compared to 2013	2015 Proposed annual caps	2015 Increment as compared to 2014
(iii) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (Counterparty: Xinan Aluminum)	6,500	7,600	16.92%	8,700	14.47%
Revenue Transactions:					
(i) General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	7,000	7,500	7.14%	8,000	6.67%
(ii) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (Counterparty: Xinan Aluminum)	7,000	7,500	7.14%	8,000	6.67%

Proposed annual caps for the year ending 31 December

The Directors consider that the proposed annual caps for the Non-Exempt Continuing Connected Transactions are fair and reasonable. A specific analysis is set out as follows:

(i) General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

The proposed annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three financial years ending 31 December 2015 are RMB3,500 million, RMB4,000 million and RMB4,500 million, respectively, representing a decrease of approximately 18% from those of the preceding three years. The proposed annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three financial years ending 31 December 2015 are RMB7,000 million, RMB7,500 million and RMB8,000 million, respectively, representing approximately a decrease of 29% from those of the preceding three years. Such annual caps are estimated based on the following considerations: (i) a downward adjustment of the annual caps for mutual provision of production supplies and ancillary services in view of a prolonged recovery of the aluminum product market under the current international and domestic economic conditions; (ii) an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps of the following three years, given the annual growth of approximately 10% in China's economic as well as the labor costs during the recent years; and (iii) an increase compared to the actual transaction

amounts for the previous three financial years due to (a) the expected increase in the production capacity of the Company and the relevant connected parties as a number of cost-reducing and efficiency-enhancing exploration and renovation projects of the Company will commence production in 2013, including the alumina project of Shanxi Huaxing Alumina (山西華興鋁業氧化鋁工程項目), the high precision aluminum strip project of Chalco Ruimin (中鋁瑞閩高精鋁板帶項目), the expansion of Bayer-process ore dressing project of Zhongzhou Branch (中州分公司選礦拜耳法擴建項目), the alumina exploration and renovation project of Shangxi Branch (山西分公司氧化鋁挖潛改造項目) and Northwest Aluminum Foil Project (西北鋁箔工程). The Company estimates that the production capacity of the Company in alumina products will increase by approximately 20% to 30%, which is expected to result in a significant increase in the transaction amounts with the connected parties; (b) the gradual increase trends in the price of alumina since 2009 due to the efforts of the governments made to stimulate economic development, such as European Central Bank's Debt Purchase Program, the substantive progress made by German to tackle the European debt crisis and the trillion infrastructure investment approved by the Chinese government, which will lay a solid foundation for the steady growth in economy as well as an improvement of the alumina market; and (c) in order to benefit from favourable pricing of central procurement, Chinalco's plan to further implement its central procurement of raw materials through China Aluminum International Trading Co., Ltd. and Chalco Material Supply & Marketing Co., Ltd. (中鋁物資供銷有限公司), both of which are subsidiaries of the Company, at prices equivalent to purchase costs plus reasonable profits. As a result, it is expected that there will be a significant gradual increase in the transaction amounts.

(ii) Provision of Engineering, Construction and Supervisory Services Agreement:

The proposed annual caps for the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement of the three financial years ending 31 December 2015 are RMB12,500 million, RMB13,000 million and RMB15,000 million, respectively, representing a decrease of approximately 10% from those of the preceding three years. Such estimation is primarily based on the following considerations: (i) an increase from the actual transaction amounts for the previous three financial years due to, the expectation that following the recovery of the domestic economy, apart from certain extension projects for projects which have already been launched in the preceding three years, the Company plans to launch new renovation and transformation projects in the following three financial years, including the integrated coal-electricity-aluminum projects in regions such as Xinjiang and Inner Mongolia, technology renovation projects, energy-saving projects, research projects and exploration projects; and the migration of its aluminum business to western China and the construction of power generation constructions; and (ii) an expected year-on-year growth of approximately 10% in the transaction amounts under the annual caps of the following three years, given the annual growth of approximately 10% in China's economic as well as the labor costs during the recent years.

(iii) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement:

The proposed annual caps for the expenditure transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement of the three financial years ending on 31 December 2015 are RMB6,500 million, RMB7,600 million and RMB8,700 million, respectively, representing approximately a 49% increase from those of the preceding three years. Such estimation is primarily based on the following factors:

(i) Upon Chinalco's further acquisition of shares in Xinan Aluminum resulting in its holding an aggregate of 49.96% interest in Xinan Aluminum in December 2011, Chalco SW Aluminum became a connected person of the Company and consequently, the transactions to be entered into between the Group and Chalco SW Aluminum, which would previously be regarded as intra-group transactions, become connected transactions of the Company. As such, the total amount of connected transactions under Xinan Aluminum Mutual Provision of Products and Services Framework Agreement will increase accordingly. As the annual caps for the two years ended 31 December 2011 have not taken into account such transactions, the proposed annual caps for the three years ending 31 December 2015 have been increased to include the estimation amount of such transactions. The vast majority of the transactions entered into between the Group and Chalco SW Aluminum were conducted between Chalco Southwest Aluminum Cold Rolling and Chalco SW Aluminum (details of which are set out in sub-paragraph (ii) below) and such transactions amounted to approximately RMB1,278 million in 2011 and are expected to amount to approximately RMB1,552 million in 2012;

(ii) Chalco Southwest Aluminum Cold Rolling officially commenced production in June 2011. For its production, it purchases hot-rolled blanks from Chalco SW Aluminum. It is estimated that its transactions with Xinan Aluminum and Chalco SW Aluminum will substantially increase upon the commencement of its commercial production, for instance, the estimated total amount of such transactions in 2012 is approximately RMB1,552 million, representing a 21.44% increase from the total amount of such transactions in 2011;

(iii) The production capacity of Chalco Southwest Aluminum Cold Rolling in 2013 is estimated to reach 60% of the designed capacity, which is twice as that in 2012, and will therefore result in a significantly greater demand for hot-rolled blanks from Chalco SW Aluminum. In addition, the production of Chalco SW Aluminum in 2013 is estimated to be 350,000 ton, representing an increase of 150,000 ton from that in 2012, which will result in a substantial increase in the expenditure transactions between Chalco SW Aluminum and Xinan Aluminum;

(iv) Given the annual growth of approximately 10% in China's economic as well as the labor costs during the recent years, the Company estimates that there is an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps of the following three years.

The proposed annual caps for the revenue transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement of the three financial years ending on 31 December 2015 are RMB7,000 million, RMB7,500 million and RMB8,000 million, respectively, representing a decrease of approximately 12% from those of the preceding three years. Such estimation is primarily based on the following factors: (i) an appropriate downward adjustment to the caps for mutual provision of production supplies is required, as the aluminum market will require a prolonged period to recover, given the current international and domestic economic conditions; (ii) an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps is expected for the following three years, given the annual growth of approximately 10% in China's economic as well as the labor costs during the recent years; and (iii) an increase compared to the actual transaction amounts for the previous three financial years due to (a) the expected increase in the production capacity of the Company and the relevant connected parties as a number of cost-reducing, efficiency-enhancing, exploration and renovation projects of the Company is expected to begin operation in 2013, including the alumina project of Shanxi Huaxing Alumina (山西華興鋁業氧化鋁工程項目), the high precision aluminum strip project of Chalco Ruimin (中鋁瑞閩高精鋁板帶項目), the expansion of Bayer-process ore dressing project of Zhongzhou Branch (中州分公司選礦拜耳法擴建項目), the alumina exploration and renovation project of Shangxi Branch (山西分公司氧化鋁挖潛改造項目) and Northwest Aluminum Foil Project (西北鋁箔工程). The Company estimates that the production capacity of the Company in alumina products will increase by approximately 20% to 30%, which is expected to result in a significant increase in transactions amounts with the connected parties; and (b) the gradual increase trends in the price of alumina since 2009 due to the efforts of the governments made to stimulate economic development, such as European Central Bank's Debt Purchase Program, the substantive progress made by Germany to tackle the European debt crisis and the trillion infrastructure investment approved by the Chinese government, which will provide a solid foundation for steady growth in economy as well as the improvement of the alumina market.

4. Reasons for and Benefits of the continuation of the Non-Exempt Continuing Connected Transactions

Given the long-term relationship between the Group and Chinalco and its associates, including Xinan Aluminum, the Company considers that it is in the Company's interests to renew the agreements relating to the Non-Exempt Continuing Connected Transactions and to continue with the Non-Exempt Continuing Connected Transactions for the following reasons: (1) the Company can acquire prompt and stable supply of products and services from Chinalco and its associates, thus lowering the operating risks and costs and facilitating the Company's routine management on production; (2) the Company can acquire engineering design, construction and supervisory services from Chinalco and its associates based on normal commercial terms, which are beneficial for the business development of the Group.

5. Hong Kong Listing Rules Implications

Chinalco is the controlling Shareholder. As Xinan Aluminum is held as to 49.96% by Chinalco, it is an associate of Chinalco. Therefore, both Chinalco and Xinan Aluminum are connected persons of the Company under the Hong Kong Listing Rules.

The Non-Exempt Continuing Connected Transactions will be carried out on a continuing or recurring basis in the ordinary and usual course of business of the Group and accordingly constitute continuing connected transactions of the Company under the Hong Kong Listing Rules.

Since the highest applicable percentage ratio for each of the Non-Exempt Continuing Connected Transactions calculated on annual basis exceeds 5%, the Non-Exempt Continuing Connected Transactions are subject to the reporting, announcement and the Independent Shareholders' approval requirements. An EGM will convened to obtain the Independent Shareholders' approval regarding the renewal of Non-Exempt Continuing Connected Transactions and the proposed annual caps thereunder for the three years ending 31 December 2015.

As Mr. Xiong Weiping, the Chairman of the Board, and Mr. Lv Youqing, a non-executive Director, also hold management positions in Chinalco, they have abstained from voting on the board resolution in respect of the renewal of the Non-Exempt Continuing Connected Transactions. Save as the aforementioned, none of the Directors has material interest in the transactions and therefore no other Director has abstained from voting on such board resolution.

6. Information of the parties

Information on the Company

The Company is a joint stock limited company established in the PRC. Its shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and its American depositary receipts are listed on the New York Stock Exchange.

The Group is principally engaged in the mining of bauxite, the production and sales of alumina, primary aluminum and aluminum fabrication products and operating of coal and iron ore businesses as well as the trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

Information on Chinalco

Chinalco, as the controlling Shareholder, holds 41.80% of the shares of the Company as at the Latest Practicable Date. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Information on Xinan Aluminum

Xinan Aluminum, a limited liability company established in the PRC, possesses integrated large-scale aluminum processing enterprises and specializes in the production of various processed aluminum products, and is owned as to 49.96% by Chinalco as at the Latest Practicable Date.

III. THE RENEWED FINANCIAL SERVICES AGREEMENT

1. The Renewed Financial Services Agreement

As the Original Financial Services Agreement expired on 25 August 2012, the Company and Chinalco Finance entered into the Renewed Financial Services Agreement on 24 August 2012 so as to continue to regulate the financial services provided thereunder.

A summary of the principal terms and conditions of the Renewed Financial Services Agreement is set out as follows:

Date of the initial agreement:	26 August 2011
Date of renewal agreement:	24 August 2012, the Renewed Financial Services Agreement shall become effective upon execution by both parties and completion of the relevant legal procedures and remain valid for a term of three years.
Parties:	Chinalco Finance as provider the Company as recipient
Existing term:	Pursuant to the Renewed Financial Services Agreement, the term was renewed for three years from 26 August 2012, expiring on 25 August 2015
Nature of transaction:	(i) Pursuant to the Renewed Financial Services Agreement, the Group is entitled to select the financial institutions for financial services and decide the financial institutions for deposit and loan services as well as the amounts of loans and deposits according to its own business needs.

(ii) Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favorable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group, or those of the same type of financial services provided to the Group by other financial institutions.

(iii) Chinalco Finance shall provide the following financial services to the Group in accordance with the above service principles, with the major service terms as below:

Deposit Services:

(a) The interest rate for the deposit of the Group with Chinalco Finance shall be no less than the interest rate for the same kind of deposit announced by the PBOC for the same period, no less than the interest rate for the same kind of deposit offered by the major commercial banks in the PRC for the same period, and no less than the interest rate for the same kind of deposit of Chinalco and other members of its group in Chinalco Finance for the same period.

(b) In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the Renewed Financial Services Agreement and offset any such deposits payable with the loans due to Chinalco Finance by the Group according to laws and regulations of the PRC.

(c) The maximum daily balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB5 billion within the validity period of the Renewed Financial Services Agreement.

Settlement Services:

(a) Chinalco Finance will provide payment and receipt services as well as other ancillary services relating to settlement services to the Group in accordance with the Group's instructions.

(b) Chinalco Finance will provide the Company with the above settlement services for free.

Credit Services:

(a) Subject to compliance with the relevant PRC laws and regulations, Chinalco Finance will, in light of the operation and development needs of the Group, provide comprehensive credit services, bill acceptance and discounting and other forms of capital accommodation services.

(b) The interest rate for the loans to be provided by Chinalco Finance to the Group shall not exceed the interest rate cap for the same type of loans announced by the PBOC for the same period; meanwhile, it shall be equivalent to or less than the interest rate for the same type of loans provided by Chinalco Finance to Chinalco and other members of its group, or the interest rate for the same type of loans provided by the major commercial banks in the PRC for the same period, whichever is lower.

(c) Chinalco Finance shall provide loans to the Company on normal commercial terms and no security is to be granted by the Company over its assets.

(d) The maximum daily balance (including accrued interests) of the loans provided by Chinalco Finance to the Group shall not exceed RMB10 billion within the validity period of the Renewed Financial Services Agreement.

Miscellaneous Financial Services:

(a) Chinalco Finance may provide other financial services within its business scope in accordance with the Group's instructions and requirements.

(b) The fees charged by Chinalco Finance for the provision of aforesaid miscellaneous financial services to the Group shall be in accordance with the relevant benchmark rates determined by the PBOC or the CBRC (if any). In addition, such fees shall not exceed those charged by the major commercial banks in the PRC for provision of same type of financial services, or those charged by Chinalco Finance for provision of same type of financial services to Chinalco and other members of its group, whichever is lower.

(c) The annual fees charged by Chinalco Finance for the provision of the miscellaneous financial services to the Group shall not exceed RMB50 million within the validity period of the Renewed Financial Services Agreement.

2. Reasons for and Benefits of the Renewed Financial Services Agreement

The reasons for the Company to enter into the Renewed Financial Services Agreement with Chinalco Finance are as follows:

(i) The settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' capital and reduce the capital transmission time, and the Company may take full advantage of the favorable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial in reducing the amount of settlement capital that is required to be kept by the Company and its subsidiaries, thereby releasing more capital for turnover.

(ii) The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enables the Company to centralize its management of the Group's credit limits and loan targets though Chinalco Finance.

(iii) The interest rate for the deposit of the Group with Chinalco Finance will be no less than the interest rate for the same kind of deposit announced by the PBOC for the same period, no less than the interest rate for the same kind of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial in improving the level of the Company's capital gains.

(iv) According to the Renewed Financial Services Agreement, Chinalco Finance will provide comprehensive credit services, bill acceptance and discounting and other forms of capital accommodation services, whose interest rate shall be equivalent to or less than the interest rate for the same type of loans provided by the major commercial banks, and no security is to be granted by the Company over its assets, enabling the lending procedure easier and more efficient than that provided by the commercial banks.

(v) The arrangement of entrusted loans for the Company's subsidiaries through Chinalco Finance, will replace the high-rate loans of its subsidiaries and increase the Company's entrusted loans so as to get the favorable loan by putting pressures on the local commercial banks. Furthermore, the loan interest income, arising from the entrusted loans through a financial company, is exempt from the business tax pursuant to the applicable laws and regulations in the PRC.

(vi) On 24 August 2012, pursuant to the Renewed Financial Services Agreement, Chinalco, as the sole shareholder of Chinalco Finance, has undertaken to the Company that Chinalco will provide valid assistance to Chinalco Finance if Chinalco Finance is in financial troubles, such as injecting more capital, to ensure the safety and liquidity of the relevant deposits of the Company and its subsidiaries with Chinalco Finance.

(vii) Chinalco Finance is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

The transaction contemplated under the Renewed Financial Services Agreement facilitates the Group to optimize its financial management, increases the efficiency of fund utilization, and reduces the cost of financing and financing risks. It will not be detrimental to the interests of the Company and will not affect the independency of the Company.

3. Information of Chinalco Finance

Chinalco Finance is a limited liability company incorporated in the PRC in June 2011, which is held as to 100% by Chinalco. Its registered capital is RMB1.5 billion, which is fully paid by Chinalco, and its business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of entrusted loans to member companies; provision of loan and financial leasing to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

Chinalco Finance is subject to stringent regulations and is regulated by the PBOC and the CBRC. The CBRC supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the applicable laws and regulations, the CBRC has powers to issue corrective and/or disciplinary orders and to impose penalties and/or fines on a group finance company. In accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by the CBRC, group finance companies, including Chinalco Finance:

(a) are not allowed to engage in non-financial service business, including property investment or trading;

(b) must comply with the following ratio requirements: (i) the capital adequacy ratio shall not be lower than 10%, (ii) the net inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company, (iii) the total amount of outstanding guarantees shall not be more than the total registered capital of the relevant finance company, and (iv) the ratio of self-owned fixed assets to total equity shall not exceed 20%; and

(c) are required to deposit with the PBOC a mandatory proportion of the deposits they have received.

As far as the Directors are aware, Chinalco Finance has established stringent internal control measures to ensure effective risk management and compliance with laws and regulations, including:

(a) it has established corporate governance structure to ensure the effectiveness of its internal controls including the practice of the general manager responsibility system under the leadership of the board of directors, the setting up of the organization structure according to the check-and-balance mechanisms (such as the decision-making system, execution system, supervision and feedback system) and the establishment of the working procedures and risk control system by separating the roles and responsibilities of the front office, middle office and back office;

(b) it has adopted a centralized, safe and efficient business system. In order to meet the needs of control of the deposit amount by a listed company, it provides a designated real time service for the Company and its subsidiaries to inquiry the balances and the transaction details so as to alert the daily deposit balance and avoid exceeding the daily cap; and

(c) it has a sound internal control system, including effective internal rules and policies specifically for management and control of operational risk and credit risks. It has its own credit policies and credit approval procedures for loan approvals which are designed in accordance with the relevant PBOC and CBRC regulations. It has also implemented various risk management rules to manage and monitor credit risks. The internal audit department assumes an internal independent supervisory role and is responsible for examining and auditing the business operation of other departments.

In assessing the financial risks involved in placing deposits with Chinalco Finance, the Directors have taken into account the following factors:

(a) the operations of Chinalco Finance are subject to the supervision of the PBOC and the CBRC and are regulated by the relevant PRC financial services rules and regulations;

(b) the Company has three board representatives at Chinalco Finance and will therefore be able to monitor the developments within Chinalco Finance; and

(c) Chinalco Finance has established internal control and risk management systems in accordance with the relevant PRC financial services rules and regulations.

4. Internal Control Procedures and Corporate Governance Measures Adopted by the Group

In order to protect the interests of the Shareholders, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilisation of Chinalco Finance's services:

(a) a monthly report on the status of the Group's deposits with Chinalco Finance will be delivered by Chinalco Finance to the Company on the third business day of the following month;

(b) a copy of every regulatory report submitted by Chinalco Finance to the CBRC will be provided to the Company; and

(c) the financial statements of Chinalco Finance will be provided to the Company on the fifth business day after the end of each quarter.

The Board considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures will give sufficient assurance to the Shareholders that the continuing connected transactions under the Renewed Financial Services Agreement will be appropriately monitored by the Company.

5. Historical Amounts of the Deposit Services under the Original Financial Services Agreement

Set out below are the actual amount and the cap of the deposit services under the Original Financial Services Agreement for the year ended 25 August 2012:

	For the year ended 25 August 2012	
	Cap	**Actual amount**
	(RMB million)	
Deposit Services (including accrued interests)	2,800 (the maximum daily deposit balance)	2,583.3 (the actual maximum daily deposit balance)

6. Proposed Caps and Reasons thereof

Pursuant to the Hong Kong Listing Rules, among the services under the Renewed Financial Services Agreement, only the deposit services thereunder is subject to the Independent Shareholders' approval. Information on the credit services, settlement services and miscellaneous financial services under the Renewed Financial Services Agreement, none of which requires the Independent Shareholders' approval, are set out in this circular so as to provide full information to the Shareholders about the Renewed Financial Services Agreement.

Deposit Services

Pursuant to the Original Financial Services Agreement, the maximum daily deposit balance (including the accrued interests) of the Group with Chinalco Finance should not exceed RMB2.8 billion. Under the Renewed Financial Services Agreement, the relevant maximum daily deposit balance (including the accrued interests) for the three years ending 25 August 2015 shall not exceed RMB5 billion.

The Board, having considered (i) the future business development plan and financial requirements of the Group; (ii) the need to obtain most favorable interest rate for the loan in order to reduce the interest expense; (iii) the free settlement services provided by Chinalco Finance, which will reduce the financial cost of the Company; (iv) the amount of funds deposited with Chinalco Finance which can be utilized to supplement the financial requirements of the subsidiaries of the Company and increase the efficiency of fund utilization, proposed the above adjustment to the maximum daily deposit balance (including the accrued interests) in the Group's settlement account with Chinalco Finance under the Renewed Financial Services Agreement for the three years ending 25 August 2015.

The Company confirms that the actual maximum daily deposit balance (including the accrued interests) for the deposit services under the Renewed Financial Services Agreement for the period from 26 August 2012 up to the Latest Practicable Date has not exceeded and for the period between the Latest Practicable Date to the date on which the relevant Independent Shareholders' approval will be obtained will not exceed the amount that requires Independent Shareholders' approval under the Hong Kong Listing Rules.

Settlement Services

Pursuant to the Original Financial Services Agreement, Chinalco Finance agreed to provide settlement services to the Group for free.

Pursuant to the Renewed Financial Services Agreement, Chinalco Finance agreed to provide the Group with the settlement services for free, therefore no cap is required to be set in this regard.

Credit Services

Pursuant to the Original Financial Services Agreement, Chinalco Finance agreed to provide a credit line not exceeding RMB5 billion to the Group. Under the Renewed Financial Services Agreement, the maximum total daily balance of the loans (including accrued interests) shall not exceed RMB10 billion.

Pursuant to the Renewed Financial Services Agreement, the credit services provided by Chinalco Finance to the Group are on normal commercial terms, and no security over the assets of the Company will be granted in respect of such loans. Therefore, the credit services are exempt continuing connected transactions under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

Miscellaneous Financial Services

Pursuant to the Original Financial Services Agreement, Chinalco Finance agreed to provide miscellaneous financial services with total annual fees payable to Chinalco Finance by the Group not exceeding RMB50 million to the Group. Under the Renewed Financial Services Agreement, the Company expects that the total annual fees payable to Chinalco Finance by the Group for the three years ending 25 August 2015 will not exceed RMB50 million. As each of the percentage ratios (if applicable) exceeds 0.1% but is below 5%, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the Independent Shareholders' approval requirements under the Hong Kong Listing Rules.

7. Implications under the Hong Kong Listing Rules

As Chinalco holds 100% equity interests in Chinalco Finance, Chinalco Finance is a connected person of the Company. Accordingly, the Renewed Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

Among the services to be provided by Chinalco Finance under the Renewed Financial Services Agreement, the relevant percentage ratio calculated in accordance with the Hong Kong Listing Rules for the deposit services exceeds 5%. Accordingly, the deposit services to be provided by Chinalco Finance under the Renewed Financial Services Agreement are subject to the reporting, announcement and Independent Shareholders' approval requirements under the Hong Kong Listing Rules.

As Mr. Xiong Weiping, the Chairman of the Board, and Mr. Lv Youqing, a non-executive Director, also hold management positions in Chinalco, they have abstained from voting on the board resolution in respect of the renewal of the Original Financial Services Agreement. Save as the aforementioned, none of the Directors has material interest in the transactions and therefore no other Director has abstained from voting on such board resolution.

IV. THE EGM

A notice convening the EGM at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Tuesday, 27 November 2012 is set out on page 56 to page 59 of this circular.

A proxy form for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the EGM or any adjournment if you so wish.

Chinalco and its associates will abstain from voting on all the ordinary resolutions to be proposed at the EGM. No other Shareholders are required to abstain from voting at the EGM.

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the EGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules following the EGM.

V. CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the register of H Shareholders will be closed from Sunday, 28 October 2012 to Tuesday, 27 November 2012 (both days inclusive). Shareholders whose names appear on the register of H Shareholders at 4:30 p.m. on Friday, 26 October 2012 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 26 October 2012 for registration.

VI. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 31 to page 32 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders.

In respect of the Non-Exempt Continuing Connected Transaction, the Board (including the independent non-executive Directors) are of the view that the terms of the Non-Exempt Continuing Connected Transactions and the proposed annual caps thereunder for the three years ending 31 December 2015 are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions set out in the EGM Notice.

In respect of the Renewed Financial Services Agreement, the Directors (including independent non-executive Directors) consider that it has been negotiated on arm's length basis and is on normal commercial terms. The terms of the Renewed Financial Services Agreement, the transactions contemplated thereunder, the proposed maximum daily balance (including the accrued interests) in respect of the deposit services are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolution set out in the EGM Notice.

VII. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the **Appendix** to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

* *For identification purpose only*

CHALCO
中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

12 October 2012

To the independent shareholders

Dear Sir or Madam,

RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTION AND THE ORIGINAL FINANCIAL SERVICES AGREEMENT

We refer to the circular of the Company dated 12 October 2012 to the shareholders of the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the renewal of (i) the Non-Exempt Continuing Connected Transactions and the proposed annual caps for the three years ending 31 December 2015 thereunder and (ii) the Original Financial Services Agreement by the Renewed Financial Services Agreement and the maximum daily balance in respect of the deposit services thereunder for the three years ending 25 August 2015.

China Merchants Securities has been appointed by the Company as the independent financial adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 33 to 50 of the Circular.

Your attention is also drawn to the letter from the Board set out on pages 6 to 30 of the Circular and the additional information set out in the Appendix to the Circular.

Having taken into account the terms of the Non-Exempt Continuing Connected Transactions and the Renewed Financial Services Agreement and having considered the interests of the Company and the Independent Shareholders and the advice of China Merchants Securities, we consider that the renewal of (i) the Non-Exempt Continuing Connected Transactions and the proposed annual caps thereunder for the three years ending 31 December 2015 and (ii) the Original Financial Services Agreement by the Renewed Financial Services Agreement and the maximum daily balance in respect of the deposit services thereunder for the three years ending 25 August 2015, is conducted in the ordinary and usual course of business of the Company, and the terms of the Non-Exempt Continuing Connected Transactions and the Renewed Financial Services Agreement are normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM approving the renewal of the Non-Exempt Continuing Connected Transactions and the Original Financial Services Agreement.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Zhang Zhuoyuan,
Wang Mengkui,
Zhu Demiao
Independent non-executive Directors

The following is the text of a letter from China Merchants Securities for the purpose of incorporation in the Circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders in respect of the renewal of the Non-Exempt Continuing Connected Transactions and the Original Financial Services Agreement.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor
One Exchange Square
Central
Hong Kong

12 October 2012

To: *The Independent Board Committee and the Independent Shareholders of Aluminum Corporation of China Limited*

Dear Sirs,

RENEWAL OF NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AND THE ORIGINAL FINANCIAL SERVICES AGREEMENT

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the renewal of (i) the Non-Exempt Continuing Connected Transactions; and (ii) the Original Financial Services Agreement, details of which are set out in the letter from the Board contained in the circular dated 12 October 2012 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

Chinalco is the controlling Shareholder. As Xinan Aluminum is held as to 49.96% by Chinalco, it is an associate of the Chinalco. Therefore, Chinalco and Xinan Aluminum are connected persons of the Company under the Hong Kong Listing Rules.

The Non-Exempt Continuing Connected Transactions will be carried out on a continuing or recurring basis in the ordinary and usual course of business of the Group and accordingly constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Since the highest applicable percentage ratios for each of the Non-Exempt Continuing Connected Transactions calculated on annual basis exceeds 5%, the Non-Exempt Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As Chinalco holds 100% equity interests in Chinalco Finance, Chinalco Finance is a subsidiary of Chinalco and a connected person of the Company. Accordingly, the Renewed Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

Since the relevant percentage ratio for the proposed maximum daily balance (the "**Proposed Maximum Daily Deposit Balance**") of the deposit services (the "**Deposit Services**") to be provided by Chinalco Finance under the Renewed Financial Services Agreement exceeds 5%, the Deposit Services are subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

An EGM will be convened to obtain the Independent Shareholders' approval regarding (i) the renewal of the Non-Exempt Continuing Connected Transactions and the proposed annual caps (the "**Proposed Annual Caps**") for the three years ending 31 December 2015; and (ii) the Renewed Financial Services Agreement and the Proposed Maximum Daily Deposit Balance for the three years ending 25 August 2015.

An Independent Board Committee comprising all the Company's independent non-executive Directors, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao, has been formed to consider and advise the Independent Shareholders in respect of (i) the renewal of the Non-Exempt Continuing Connected Transactions and the Proposed Annual Caps; and (ii) the Renewed Financial Services Agreement and the Proposed Maximum Daily Deposit Balance. We, China Merchants Securities, have been appointed as the independent financial adviser to advise the Independent Board Committee in these respects.

BASIS OF OUR OPINION

In formulating our advice and opinion, we have relied on the accuracy of the information and representations contained in the Circular, which have been considered to be complete and relevant, and the information obtained from the public domain. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible for, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Group and we have been advised by the Directors and the management of the Group that no material fact has been omitted from the information and representations provided, and referred to, in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Group. We have not, however, carried out any independent verification of the information provided to us by the Directors and the management of the Group and the information obtained from the public domain, nor have we

conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group, Chinalco, Xinan Aluminum, Chalco SW Aluminum, Chinalco Finance and their respective shareholders, associates and business partners. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of (i) the renewal of the Non-Exempt Continuing Connected Transactions and the Proposed Annual Caps; and (ii) the Renewed Financial Services Agreement and the Proposed Maximum Daily Deposit Balance that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Background information about the parties involved

The Group

The Group is principally engaged in the mining of bauxite, the production and sales of alumina, primary aluminum and aluminum fabrication products and operating of coal and iron ore businesses as well as the trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

Chinalco

Chinalco, as the controlling shareholder of the Company, held 41.80% of the Shares of the Company as at the Latest Practicable Date. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Xinan Aluminum

Xinan Aluminum, a limited liability company established in the PRC, possesses integrated large-scale aluminum processing enterprises and specializes in the production of various processed aluminum products, and is owned as to 49.96% by Chinalco as at the Latest Practicable Date.

Principal factors considered

In formulating and giving our independent advice and recommendation in respect of the Non-Exempt Continuing Connected Transactions, we have considered the following principal factors:

Background of and reasons for the renewal of the Non-Exempt Continuing Connected Transactions

The background of the underlying agreements (the "**Underlying Agreements**") for the renewal of the Non-Exempt Continuing Connected Transactions, namely (i) the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; (ii) the Provision of Engineering, Construction and Supervisory Services Agreement; and (iii) the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement, are set out as follows:

1. *The General Agreement on Mutual Provision of Production Supplies and Ancillary Services*

As disclosed in the prospectus of the Company dated 30 November 2001, prior to the listing of the Shares in the Hong Kong Stock Exchange (the "**IPO**"), Chinalco was reorganized for the purpose of the IPO (the "**Reorganization**"). As part of the Reorganization, Chinalco transferred to the Group, amongst other things, (i) the operating assets and businesses in relation to the production of alumina, primary aluminum and scrap materials, coal and pitch; and (ii) the assets and businesses for provision of ancillary production supplies and services, including, but not limited to, supply of electricity, gas, heat, water and spare parts and provision of repair and measurement services. On the other hands, Chinalco retained certain non-core assets and businesses in relation to ancillary production supplies and services, including, but not limited to, (i) supply of various materials required in the course of production of alumina and primary aluminum; (ii) provision of transportation and loading services; (iii) provision of production supporting services; and (iv) provision of engineering design, construction and supervisory services. These assets and businesses retained by Chinalco continue to provide ancillary production supplies and services to the Group after the Reorganization.

Prior to the IPO, the Company and Chinalco entered into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services dated 5 November 2001 in order to regulate the ongoing mutual supply transactions between them. Subsequently, the Company and Chinalco entered into several extension agreements in order to extend the duration of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services for the purpose of ongoing compliance with the relevant requirements of the Hong Kong Listing Rules in respect of continuing connected transactions.

The Company and Chinalco will enter into an extension agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services in order to extend the duration for three years from 1 January 2013 to 31 December 2015.

2. *The Provision of Engineering, Construction and Supervisory Services Agreement*

After the aforesaid Reorganization, Chinalco has provided and will continue to provide engineering design, construction and supervisory services to the Group and, the Group has provided and will continue to provide various research and development services relating to engineering design to Chinalco. Prior to the IPO, on 5 November 2001, the Company and Chinalco entered into the Provision of Engineering, Construction and Supervisory Services Agreement in order to regulate the above mentioned ongoing transactions between them. The Company and Chinalco subsequently entered into several extension agreements in order to extend the duration of the Provision of Engineering, Construction and Supervisory Services Agreement for the purpose of ongoing compliance with the requirements of the Hong Kong Listing Rules governing the continuing connected transactions.

The Company and Chinalco will enter into an extension agreement to the Provision of Engineering, Construction and Supervisory Services Agreement in order to extend the duration for three years from 1 January 2013 to 31 December 2015.

3. *The Xinan Aluminum Mutual Provision of Products and Services Framework Agreement*

Xinan Aluminum has business relationships with the Company since the establishment of the Company in 2001. Xinan Aluminum was once a connected person of the Company by reason of being an associate of the Company's former substantial shareholder, China Cinda Asset Management Corporation. On 24 September 2005, China Cinda Asset Management Corporation ceased as a substantial shareholder of the Company. Accordingly, Xinan Aluminum also ceased as a connected person of the Company.

On 21 May 2008, the Company, Chinalco and China Nonferrous Metals Processing Technology Co., Ltd. jointly entered into a sale and purchase agreement in relation to, amongst other things, the acquisition of 60% of the equity interests in Chalco SW Aluminum by the Group. Being a substantial shareholder of Chalco SW Aluminum by holding 40% of its equity interest, Xinan Aluminum has become a connected person of the Company. Therefore, the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement was entered into between the Company and Xinan Aluminum initially on 20 October 2008 and renewed from 31 December 2009 for a term of three years expiring on 31 December 2012 in respect of the supply of aluminum, aluminum ingots and aluminum fabrication services between the Group and Xinan Aluminum.

In December 2011, Chinalco acquired 32.15% of Xinan Aluminum, thus increasing its shareholding in the equity interest of Xinan Aluminum to 49.96%. Accordingly, Xinan Aluminum became an associate of Chinalco and Chalco SW Aluminum also became a connected subsidiary of the Company.

The Company and Xinan Aluminum will enter into an extension agreement to the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement in order to extend the duration for three years from 1 January 2013 to 31 December 2015.

Given the fact that (i) the Non-Exempt Continuing Connected Transactions are indispensable to the Group's production and operation; (ii) the Company can acquire prompt and stable supply of products and services from Chinalco, Xinan Aluminum and their associates, thus lowering the operating risks and costs and facilitating the Company's routine management on production; (iii) the Company can acquire engineering design, construction and supervisory services from Chinalco and its associates based on normal commercial terms; and (iv) the long-term cooperative relationship between the Group, Chinalco, Xinan Aluminum and their associates, we concur with the Directors' view that the renewal of the Non-Exempt Continuing Connected Transactions are in ordinary and usual course of business and is beneficial to the Group's production and operation.

As mentioned in the letter from the Board, the existing Non-Exempt Continuing Connected Transactions will be expired on 31 December 2012, the Company proposed to enter into the respective supplemental agreements with substantial same terms as the Underlying Agreements to renew the agreements relating to, inter alia, the Non-Exempt Continuing Connected Transactions for the next three-year period from 1 January 2013 to 31 December 2015. The respective supplemental agreements to be entered into between the Company and Chinalco, Xinan Aluminum and their associates are expected to be signed upon the approval of the Non-Exempt Continuing Connected Transactions by the Independent Shareholders at the EGM.

Principal terms of the Non-Exempt Continuing Connected Transactions

After reviewing the background of the Non-Exempt Continuing Connected Transactions, we consider that the pricing basis and payment term are the principal terms to assess the fairness and reasonableness of the renewal of the Non-Exempt Continuing Connected Transactions. The principal terms of the Non-Exempt Continuing Connected Transactions are summarized in the following table. For details of the Underlying Agreements, please refer to the section headed "Renewal of the Non-Exempt Continuing Connected Transactions" in the letter from the Board.

1. The General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Nature of Transaction	**Pricing basis**	**Payment term**
(a) Supplies and ancillary services provided by Chinalco to the Company: (i) Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services; (ii) Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services; and (iii) Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.	(a) according to state-prescribed price; (b) if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price; (c) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (d) if none of the above is applicable, then according to the Contractual Price.	(a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The payment term shall be no less favorable than those under comparable transactions between the Company and the independent third parties.

Nature of Transaction	Pricing basis	Payment term
(b) Supplies and ancillary services provided by the Company to Chinalco: (i) Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies; and (ii) Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.		

2. *The Provision of Engineering, Construction and Supervisory Services Agreement*

Nature of Transaction	Pricing basis	Payment term
(a) Services provided by Chinalco to the Company: Engineering design, construction and supervisory services as well as relevant research and development operations. *(b) Services provided by the Company to Chinalco:* Engineering design services (Note: As only a comparatively small amount of services are provided by the Company to Chinalco on an annual basis pursuant to this agreement, such transactions are de minimus and no annual cap is required to be provided).	(a) state-guidance price; and (b) if none, market price.	(a) as to 10 to 20% of the contract price before the provision of the relevant service, up to a maximum of 70% of the contract price during the provision of the relevant service and as to the remaining 10 to 20% of the contract price upon successful provision of the relevant service; or (b) in accordance with the prevailing market practice; or (c) in accordance with the arrangement to be agreed by the parties. The payment term shall be no less favorable than those under comparable transactions between the Company and the independent third parties.

3. *The Xinan Aluminum Mutual Provision of Products and Services Framework Agreement*

Nature of Transaction	Pricing basis	Payment term
(a) Sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum, such products include, among other things, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps; (b) Sales of products or services by Xinan Aluminum to the Company, such products and services include, among other things, aluminum alloy ingots, aluminum fabrication products; ancillary materials, spare parts, relevant equipment and provision of water, electricity and gas; construction and repair services; loading and unloading, transportation and storage services; and social and logistics services; (c) Sales of products by the Company and its branches and relevant subsidiaries to Chalco SW Aluminum, such products include, among others, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps; and (d) Sales of products by Chalco SW Aluminum to the Company. Such products include, among others, aluminum alloy sheets or rolls and aluminum processing scraps.	Services are provided: (a) according to state-prescribed price; (b) if there is no state-prescribed price but there is a state-guidance price, then according to the State-guidance price; (c) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (d) if none of the above is applicable, then according to the contractual price.	(a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The payment term shall be no less favorable than those under comparable transactions between the Company and the independent third parties.

In assessing the fairness and reasonableness of the principal terms of the renewal of the Non-Exempt Continuing Connected Transactions, we have obtained and reviewed (i) certain sampled contracts entered into by the Group under each of the Underlying Agreements (the "**Historical Contracts**") for the three years ending 31 December 2012; and (ii) certain comparable contracts (the "**Comparable Contracts**") entered into between the Group and independent third parties during the same period, of which the underlying transactions are comparable to those under the Historical Contracts. We are not aware of any reasons to believe that the pricing basis of the Historical Contracts were not, in all material respects, in line with corresponding terms stipulated in the Underlying Agreements. In addition, the independent non-executive Directors confirmed that all the Non-Exempt Continuing Connected Transactions for the two years ended 31 December 2011 (i) had been entered into on normal commercial terms or, where there were not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than those offered by the independent third parties; and (ii) had been undertaken in accordance with the terms stipulated in the Underlying Agreements.

Having considered (i) the pricing basis and payment term of each of the Non-Exempt Continuing Connected Transactions as mentioned above; (ii) the pricing basis for the renewal of the Non-Exempt Continuing Connected Transactions Agreements remain unchanged; and (iii) the relevant pricing basis and payment term of the renewal of the Non-Exempt Continuing Connected Transactions is no less favourable than those offered by the independent third parties, we concur with the Directors' view that the principal terms of the renewal of the Non-Exempt Continuing Connected Transactions are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Historical transaction amounts and Proposed Annual Caps

The table below sets out (i) the actual historical transaction amounts of the Non-Exempt Continuing Connected Transactions for the two years ended 31 December 2011 and the six months ended 30 June 2012; (ii) the estimated transaction amounts of the Non-Exempt Continuing Connected Transactions for the year ending 31 December 2012; (iii) the Proposed Annual Caps; and (iv) increment percentage of the Proposed Annual Caps:

Amounts in RMB million	Actual historical transaction amounts			Expected transaction amounts	Proposed Annual Caps			Increment percentage of the Proposed Annual Caps	
	For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December	For the year ending 31 December			For the year ending 31 December	
	2010	2011	2012	2012	2013	2014	2015	2014	2015
<u>Expenditure transactions</u>									
General Agreement on Mutual Provision of Production Supplies and Ancillary Services	4,384	1,752	1,201	2,674	3,500	4,000	4,500	14.29%	12.50%
Provision of Engineering, Construction and Supervisory Services Agreement	3,503	3,260	1,200	2,542	12,500	13,000	15,000	4.00%	15.38%
Xinan Aluminum Mutual Provision of Products and Services Framework Agreement	2,473	2,195	1,601	3,401	6,500	7,600	8,700	16.92%	14.47%
<u>Revenue transactions</u>									
General Agreement on Mutual Provision of Production Supplies and Ancillary Services	6,402	5,942	1,731	3,983	7,000	7,500	8,000	7.14%	6.67%
Xinan Aluminum Mutual Provision of Products and Services Framework Agreement	4,453	4,850	2,543	5,381	7,000	7,500	8,000	7.14%	6.67%

As the reasons and bases for determining of the Proposed Annual Caps have been disclosed in details in the subsections headed "(i) General Agreement on Mutual Provision of Production Supplies and Ancillary Services", "(ii) Provision Engineering, Construction and

Supervisory Services Agreement", and "(iii) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement" under the section headed "3. Proposed Annual Caps for the Non-Exempt Continuing Connected Transactions and the Reasons thereof" in the letter from the Board, we hereby summarize the following key factors in determining the Proposed Annual Caps:

1. *Aluminum product market*

As stated in the letter from the Board, in view of the a prolonged recovery of the aluminum product market under the current international and domestic economic conditions, the Proposed Annual Caps, except for the expenditure transactions of the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement, have been set at levels which are lower than the existing annual caps for the Non-Exempt Continuing Connected Transactions. According to the interim report of the Company for the six months ended 30 June 2012, the price of the three-month aluminum futures on London Metal Exchange and Shanghai Future Exchange bottomed at US$1,833 per tonne and RMB15,040 per tonne respectively in the first half of 2012, representing drops of approximately 22.3% and 8.3% respectively over the corresponding period in 2011.

2. *Development plan of the Group*

As set out in the subsection headed "(ii) Provision of Engeering, Construction and Supervisory Agreement" under the section headed "3. Proposed Annual Caps for the Non-Exempt Continuing Connected Transactions and the Reasons thereof" in the letter from the Board, apart from certain extension projects which have already been launched in the preceding years, the Company will launch new renovation and transformation projects, which are expected to be carried out and completed successively in the following three financial years. Based on the information provided by the management of the Group, we note that, based on the current estimation of the Group, the aggregate investment amount of these new projects is approximately RMB18.3 billion. In addition, the Company plans to expedite a number of projects, including the integrated coal-electricity-aluminum projects in regions such as Xinjiang and Inner Mongolia, technology renovation projects, energy-saving projects, research projects and exploration projects; and the migration of its aluminum business to western China and the construction of power generation constructions, of which a number of these new projects are of significant size, thereby will significantly increase the expenditure transactions under the Provision Engineering, Construction and Supervisory Services Agreement in the coming 3 years. Based on the project information provided by the management of the Group, we further understand from the management of the Group that the Proposed Annual Caps for the Provision of Engineering, Construction and Supervisory Services Agreement are determined after taking into consideration of the aggregate size of annual capital to be injected into the above-mentioned existing and new projects of approximately RMB12.5 billion, RMB13.0 billion and RMB15.0 billion respectively for the three years ending 31 December 2015.

3. *Increase in the production capacity of the Company and the transaction amounts with relevant connected parties*

As set out in the subsections headed "(i) General Agreement on Mutual Provision of Production Supplies and Ancillary Services" and "(iii) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement" under the section headed "3. Proposed Annual Caps for the Non-Exempt Continuing Connected Transactions and the Reasons thereof" in the letter from the Board, a number of cost-reducing and efficiency-enhancing exploration and renovation projects of the Company will commence production in 2013, including the alumina project of Shanxi Huaxing Alumina (山西華興鋁業氧化鋁工程項目), the high precision aluminum strip project of Chalco Ruimin (中鋁瑞閩高精鋁板帶項目), the expansion of Bayer-process ore dressing project of Zhongzhou Branch (中州分公司選礦拜耳法擴建項目), the alumina exploration and renovation project of Shangxi Branch (山西分公司氧化鋁挖潛改造項目) and Northwest Aluminum Foil Project (西北鋁箔工程). The Company estimates that the production capacity of the Company in alumina products will increase by approximately 20% to 30%, which is expected to result in a significant increase in the transaction amounts with the connected parties.

4. *Domestic economy in the PRC*

As stated in the letter from the Board, in view of potential gradual recovery of the domestic economy in the PRC, the Directors expect that there will be (i) potential increase in demand for the businesses of Group; and (ii) potential increase in procurement costs of the Group for relevant products and services, resulting from the expected gradual recovery of commodity prices and labor costs. An expected year-on-year growth of approximately 10% has been adopted by the Directors in deriving the Proposed Annual Caps. Based on our discussion with the management of the Group, we understand that, when determining such expected year-on-year growth, the Directors have taken into consideration the growth in the PRC economy in the past few years. According to the National Bureau of Statistics of China, the growth rates of gross domestic product ("**GDP**") of the PRC ranged from 9.2% to 10.4% from 2008 to 2011.

5. *Chalco SW Aluminum became a connected subsidiary of the Company*

As set out in the subsection headed "(iii) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement" under the section headed "3. Proposed Annual Caps for the Non-Exempt Continuing Connected Transactions and the Reasons thereof" in the letter from the Board, Chalco SW Aluminum became a connected subsidiary of the Company after Chinalco acquired additional equity interest in Xinan Aluminum in December 2011. Consequently, the transactions between the Group and Chalco SW Aluminum will be accounted for as connected transactions under the Hong Kong Listing Rules. Based on the information provided by the management of the Group, we understand that the Group has been purchasing aluminum products from Chalco SW Aluminum since the commencement of official production of one of its subsidiaries,

Chalco Southwest Aluminum Cold Rolling, in June 2011. Based on the information provided by the management of the Group, the historical transaction amounts between the Group and Chalco SW Aluminum for the revenue and expenditure transactions for the year ended 31 December 2011 were approximately RMB1.7 billion and RMB1.5 billion respectively. As such, when determining the Proposed Annual Caps, the Directors have considered the impact of such changes, in particular the potential increase in revenue and expenditure transactions of the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement.

6. *Central procurement of raw materials*

In order to benefit from favourable pricing of central procurement, Chinalco will further implement its central procurement of raw materials through China Aluminum International Trading Co., Ltd. and Chalco Material Supply & Marketing Co., Ltd. (中鋁物資供銷有限公司), both of which are subsidiaries of the Company, at a prices equivalent to purchase costs plus reasonable profits. As a result, it is expected that there will be a significant gradual increase in the transaction amounts.

Having considered (i) the historical transaction amounts of the Non-Exempt Continuing Connected Transactions; (ii) the downward adjustment to existing annual caps; (iii) the recent market conditions for aluminum products; (iv) the relevant development plans of the Group; (v) increase in the production capacity of the Company; (vi) the historical growth rate of GDP of the PRC; (vii) Chalco SW Aluminum became a connected subsidiary of the Company; and (viii) the central procurement of raw material, we concur with the Directors' view that the Proposed Annual Caps are fairly and reasonably determined.

RENEWAL OF THE ORIGINAL FINANCIAL SERVICES AGREEMENT

Background information about Chinalco Finance

Chinalco Finance is a limited liability company incorporated in the PRC in June 2011, which is held as to 100% by Chinalco. Its registered capital is RMB1.5 billion, which is fully paid by Chinalco, and its business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of entrusted loans to member companies; provision of loan and financial leasing to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

Background of the transaction

On 26 August 2011, the Company entered into the Original Financial Services Agreement with Chinalco Finance in relation to the provision of the Deposit Services, settlement services, credit services and other miscellaneous financial services by Chinalco Finance to the Group.

On 24 August 2012, the Company and Chinalco Finance entered into the Renewed Financial Services Agreement to renew and extend the terms of the Original Financial Services Agreement for a period of three years from 26 August 2012 to 25 August 2015.

Principal factors considered

In formulating and giving our independent advice and recommendation in respect of the Deposit Services, we have considered the following principal factors:

Reasons for and benefits of the renewal of the Deposit Services

In assessing whether the renewal of the Deposit Services is in the interests of the Company and the Shareholders, we have considered the reasons and benefits set out in section headed "Reasons for and benefits of the Renewed Financial Services Agreement" in the Letter from the Board. The principal reasons for and benefits of the renewal of the Deposits Services include:

1. Based on discussion with and information provided by the management of the Group, we understand that the major purpose for the Group to place deposits with Chinalco Finance is to settle the intra-Group transaction through the free settlement services offered by Chinalco Finance. The management of the Group estimated that the total bank charges that will be saved by using the Chinalco Finance's settlement services for the three years ending 25 August 2015 will be approximately RMB26 million, RMB32 million and RMB36 million respectively.

2. The settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' working capital and reduce the working capital transmission time and amount of settlement deposit required to be kept by the Group, thereby increase the efficiency of fund utilization.

3. The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enables the Company to centralize its management of the Group's credit limits and loan targets though Chinalco Finance.

In addition, we have considered that:

1. Chinalco Finance is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, it is required to establish an internal control and risk management system in compliance with applicable laws and regulations. For details of the relevant rules and requirements, please refer to the section headed "Information of Chinalco Finance" in the letter from the Board.

2. The Group will adopt appropriate internal control procedures and corporate governance measures to protect the interests of its Shareholders and give assurance to its Shareholders in monitoring the status of its deposits and financial conditions of Chinalco Finance. For details of the internal control procedures and corporate governance measures adopted by the Group, please refer to the section headed "Internal control procedures and corporate governance measures adopted by the Group" in the letter from the Board.

3. Pursuant to the Renewed Financial Services Agreement, Chinalco, as the controlling shareholder of Chinalco Finance, has undertaken to the Company that in the emergency event that Chinalco Finance encounter financial difficulties, it will provide effective assistance, including but not limited to, injecting more capital to Chinalco Finance to overcome the financial difficulties in order to ensure the safety and liquidity of the relevant deposits of the Group with Chinalco Finance.

In light of the above, we concur with the view of the Directors that the renewal of the Deposit Services is in the interests of the Company and the Shareholders as a whole.

The Deposit Services

Pursuant to the Renewed Financial Services Agreement, Chinalco Finance shall continue to provide the Deposit Services for a fixed term of three years, commencing from 26 August 2012 to 25 August 2015.

The major terms of the Deposit Services are as follows:

1. the interest rate for the deposit of the Group with Chinalco Finance shall be no less than the interest rate for the same kind of deposit (i) announced by the PBOC; (ii) offered by the major commercial banks in the PRC; and (iii) of Chinalco and other members of its group in Chinalco Finance, for the same period; and

2. Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the Renewal Financial Services Agreement and offset any such deposits payable with the loans due to Chinalco Finance by the Group according to laws and regulations of the PRC.

For further details and terms of the Renewed Financial Services Agreement, please refer to the section headed "The Renewed Financial Services Agreement" in the letter from the Board.

Based on the discussion with the management of the Group, we understand that the interest rate offered by Chinalco Finance for the Deposit Services is subject to the guidance set out by the PBOC. We have also obtained and reviewed certain internal records provided by the management of the Group, including the notices on the quarterly interests received from the Chinalco Finance for the period between August 2011 and August 2012. We note that Chinalco Finance have followed the aforesaid policy to set the interest rates for the Deposit Services.

In this regards, we concur with the view of the Directors that the basis for Chinalco Finance to set the interest rate for the Deposit Services is fair and reasonable.

Proposed Annual Caps

According to the Renewed Financial Services Agreement, it is proposed to revise the maximum daily deposit balance of the Group with Chinalco Finance from RMB2.8 billion to RMB5 billion for the three years ending 25 August 2015.

In assessing the fairness and reasonableness of the basis for determining the Proposed Maximum Daily Deposit Balance for the three years ending 25 August 2015, we have considered the following factors:

1. Historical maximum daily deposit balance

   We have obtained and reviewed the information on daily deposit balances of the Group with Chinalco Finance for the period from August 2011 to August 2012. We note that the highest daily deposit balance of the Group with Chinalco Finance for such period was approximately RMB2.58 billion, representing a utilization rate of 92.1% to the maximum daily deposit balance of RMB2.8 billion as stipulated under the Deposit Services.

2. Increase in usage of the settlement services provided by Chinalco Finance

   As mentioned in the section headed "Reasons for and benefits of the renewal of the Deposit Services", the major purpose for the Group to place deposits with Chinalco Finance is to execute intra-Group transactions settlements through the free settlement services offered by Chinalco Finance. Based on discussion with and information provided by the management of the Group, we understand that, after one year co-operation with Chinalco Finance, Chinalco Finance has the capability and experience in handling sizeable and numerous settlement transactions. As such, the Group plans to allocate more settlement of the intra-Group transactions to Chinalco Finance for the three years ending 25 August 2015.

In view of the above, we concur with the Directors' view that the basis for determining the Proposed Maximum Daily Deposit Balance for the three years ending 25 August 2015 is fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

RECOMMENDATION

Taking into consideration of the above factors, we concur with the Directors' view that (a) the renewal of the Non-Exempt Continuing Connected Transactions and the Deposit Services are (i) fair and reasonable so far as the Company and its Independent Shareholders as a whole are concerned; (ii) entered into in the ordinary and usual course of business with normal commercial terms; and (iii) in the interests of the Company and its Independent Shareholders as a whole; and (b) the Proposed Annual Caps and the Proposed Maximum Daily Deposit Balance are fairly and reasonably determined. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the proposed resolutions in respect of the renewal of Non-Exempt Continuing Connected Transactions and the Deposit Services.

Yours faithfully
For and on behalf of
China Merchants Securities (HK) Co., Limited
Christine Au
Executive Director
Investment Banking Department

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

At the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the supervisors of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Substantial Shareholders' and other Persons' Interests and Short Positions in Shares and Underlying Shares

At the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Chief Executive of the Company or the supervisors of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
Chinalco	A Shares	5,653,005,687 (L) *(Note 1)*	Beneficial owner and interests of controlled corporations	59.01% (L)	41.80% (L)

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Cinda Asset Management Co., Ltd	A Shares	800,759,074 (L)	Beneficial owner	8.36% (L)	5.92% (L)
China Construction Bank Corporation	A Shares	613,109,054 (L)	Beneficial owner	6.40% (L)	4.53% (L)
Templeton Asset Management Limited	H Shares	988,244,800 (L)	Investment manager	25.06% (L)	7.31% (L)
Blackrock, Inc.	H Shares	273,989,706 (L) 46,054,635 (S) *(Note 2)*	Interests of controlled corporations	6.94% (L) 1.16% (S)	2.03% (L) 0.34% (S)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

Notes:

1. These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interests in 438,598,492 A shares held by various controlled corporations which are subsidiaries of and/or enterprises controlled by Chinalco, comprising 347,866,183 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

2. These interests were held directly by various corporations controlled by Blackrock, Inc. Among the aggregate interests in the short position in H Shares, 301,759 H Shares were held as derivatives.

Save as disclosed above, at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Chief Executive of the Company or the supervisors of the Company, whose interests are set out in the section "Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2011, being the date to which the latest published audited accounts of the Group were made up to.

4. MATERIAL LITIGATION

At the Latest Practicable Date, as far as the Directors are aware, no member of the Group was involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. EXPERT AND CONSENT

China Merchants Securities has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this circular:

Name	Qualification	Date of opinion	Nature of opinion or advice
China Merchants Securities (HK) Co., Limited	A licensed corporation to carry on Type 1 (dealing in securities), Type 2 (dealing in future contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and the independent financial adviser appointed by the Company to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the renewal of the Non-Exempt Continuing Connected Transactions and the Original Financial Services Agreement	12 October 2012	Independent financial adviser's opinion

At the Latest Practicable Date, as far as the Directors are aware, China Merchants Securities was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

At the Latest Practicable Date, as far as the Directors are aware, China Merchants Securities did not have any direct or indirect interest in any assets which have been, since 31 December 2011, being the date to which the latest published accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

6. SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

7. INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

At the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been since 31 December 2011 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. At the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8. INTEREST IN COMPETING BUSINESS

At the Latest Practicable Date, none of the Directors or their respective associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling Shareholder).

9. MISCELLANEOUS

(a) The secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(b) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(c) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of the circular and the proxy form shall prevail over their respective Chinese text in the case of inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 27 November 2012:

(a) the letter from the Independent Board Committee, the text of which is set out in this Circular;

(b) the letter from China Merchants Securities, the text of which is set out in this Circular;

(c) the written consent of China Merchants Securities as referred to in this Appendix;

(d) the supplemental agreements in relation to the renewal of the Non-Exempt Connected Transactions; and

(e) the Renewed Financial Services Agreement.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2012 THIRD EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 Third Extraordinary General Meeting (the "**EGM**") of Aluminum Corporation of China Limited* (the "**Company**") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Tuesday, 27 November 2012 for the purposes of considering, and if though fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 12 October 2012 (the "**Circular**")):

ORDINARY RESOLUTIONS

1. "**THAT**:

   (a) the renewal of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (a copy of which has been produced to the meeting and marked "A" and initialled by the chairman of the meeting for the purpose of identification) as disclosed in the Circular and all transactions contemplated thereunder and in connection therewith, be and are hereby approved, confirmed and ratified;

   (b) the proposed revised annual caps as set out in the Circular in relation to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services for the three years ending 31 December 2015 be and are hereby approved; and any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the annual caps thereunder."

2. "**THAT**:

(a) the renewal of the Provision of Engineering, Construction and Supervisory Services Agreement (a copy of which has been produced to the meeting and marked "B" and initialled by the chairman of the meeting for the purpose of identification) as disclosed in the Circular and all transactions contemplated thereunder and in connection therewith, be and are hereby approved, confirmed and ratified;

(b) the proposed revised annual caps as set out in the Circular in relation to the Provision of Engineering, Construction and Supervisory Services Agreement for the three years ending 31 December 2015 be and are hereby approved; and any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Provision of Engineering, Construction and Supervisory Services Agreement and the annual caps thereunder."

3. "**THAT**:

(a) the renewal of the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (a copy of which has been produced to the meeting and marked "C" and initialled by the chairman of the meeting for the purpose of identification) as disclosed in the Circular and all transactions contemplated thereunder and in connection therewith, be and are hereby approved, confirmed and ratified;

(b) the proposed revised annual caps as set out in the Circular in relation to the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement for the three years ending 31 December 2015 be and are hereby approved; and any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and the annual caps thereunder."

4. "**THAT**:

(a) the Renewed Financial Services Agreement (a copy of which has been produced to the meeting and marked "D" and initialled by the chairman of the meeting for the purpose of identification) as disclosed in the Circular and the deposit services contemplated thereunder and in connection therewith, be and are hereby approved, confirmed and ratified;

(b) the proposed maximum daily balance of the deposit service under the Renewed Financial services Agreement as set out in the Circular for the three years from 26 August 2012 to 25 August 2015 be and are hereby approved; and for the any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Renewed Financial Services Agreement."

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
12 October 2012

* *For identification purpose only*

Notes:

(a) Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Sunday, 28 October 2012 to Tuesday, 27 November 2012 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 26 October 2012 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 26 October 2012 for registration.

(b) Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the EGM, i.e. no later than Tuesday, 6 November 2012.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8150/8162 Fax: (8610) 8229 8158

(c) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(d) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(e) Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(f) If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(g) Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(h) All votings at the EGM will be conducted by a poll.